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                                    FORM 6-K




                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                        REPORT OF FOREIGN PRIVATE ISSUER



                    PURSUANT TO RULE 13a - 16 OR 15d - 16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                              For December 22, 2004




                            RIVERSIDE FOREST PRODUCTS
                                 820 GUY STREET
                            KELOWNA, BRITISH COLUMBIA
                                     V1Y 7R5





Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F  X      Form 40-F
                                  ------            ------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes                No  X
                                  ------            ------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                                 ----------


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                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                     RIVERSIDE FOREST PRODUCTS LIMITED



Date: December 24, 2004              By:  (signed) J. ALLAN THORLAKSON
                                          -----------------------------------
                                          (Signature)

                                          Director, President and CEO
                                          -----------------------------------
                                          (Name and Title of Signing Officer)


                                     By:  (signed) JOHN E. THORLAKSON
                                          -----------------------------------
                                          (Signature)

                                           Director
                                          -----------------------------------
                                          (Name and Title of Signing Officer)


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PRESS RELEASE

                        Riverside Forest Products Limited

KELOWNA, BRITISH COLUMBIA, DECEMBER 22, 2004: Riverside Forest Products Limited ("Riverside") today announced that it has entered into a cash management arrangement with its parent company, Tolko Industries Ltd. ("Tolko") and its affiliates ("Tolko Group") for the purpose of optimizing cash balances and minimizing interest expense within the Tolko Group. Under the arrangement, Riverside has made loans to an affiliate of Tolko in order to increase the return Riverside is earning on its cash balances. The loans aggregate CDN$60 million, are payable on demand and bear interest at market rates. All transactions under the cash management arrangement are subject to the approval of the independent directors of the Company.

Riverside has also entered into a management agreement with Tolko under which Tolko has agreed to provide the services of Riverside's four senior officer positions, which includes Al Thorlakson as President and Chief Executive Officer, Trevor Jahnig as Chief Financial Officer, John Thorlakson as Vice-President and Brad Thorlakson as Vice-President.

Contact:   Trevor Jahnig, Chief Financial Officer
           Riverside Forest Products Limited
           250-549-5398